                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the fiscal year ended December 31, 2001
                                             -----------------

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

                   For the transition period from ____ to ____

                         Commission file number 0-16214
                                                -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Albany International Corp.
                      1373 Broadway, Albany, New York 12204

ITEM 4.


                                                                         PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS.............................................1


FINANCIAL STATEMENTS:

       Statements of net assets available for plan benefits...................2

       Statements of changes in net assets available for plan benefits........3

       Notes to financial statements.......................................4-10


SUPPLEMENTAL SCHEDULE:
       Schedule of assets held at December 31, 2001*.........................11


EXHIBITS:

       23.  Consent of Independent Accountants (Filed electronically herewith.)



* Refers to required schedule in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2001.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Albany International Prosperity Plus
                                           Savings Plan (Name of Plan)


Date: June 28, 2002                    /s/ Charles B. Buchanan
      ---------------------           ------------------------------------------
                                      Charles B. Buchanan
                                      Member of the Employee Benefits Committee

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Albany International Corp. Prosperity Plus Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 10, 2002

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                                2001            2000
    ASSETS

    INVESTMENTS, AT FAIR VALUE

    Registered investment companies                                        $113,628,054     $115,251,586

    Albany International Class A common stock                                42,252,878       24,321,599

    Participant loans                                                         6,931,088        7,244,700

    Common/collective trust                                                  35,611,125               --

    INVESTMENTS, AT CONTRACT VALUE

    Investment in insurance contract and synthetic investment contract               --       36,009,109
                                                                           ------------     ------------

       Total investments                                                    198,423,145      182,826,994

    Receivables

       Employer contribution                                                    905,986        1,037,739
                                                                           ------------     ------------

       Net assets available for benefits                                   $199,329,131     $183,864,733
                                                                           ============     ============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                               2001            2000
    Additions
    Investment income:
       Interest and dividend income, investments                        $   5,863,452     $   9,720,546
       Interest income, participant loans                                     593,313           637,774
       Net appreciation (depreciation) in fair value of investments         8,005,965        (9,293,493)
                                                                        -------------     -------------
                                                                           14,462,730         1,064,827
                                                                        -------------     -------------
    Contributions:
       Employer                                                             4,983,461         5,187,016
       Participant                                                          9,086,873         9,864,103
                                                                        -------------     -------------
                                                                           14,070,334        15,051,119
                                                                        -------------     -------------

    Asset transfers in from other plans                                            --        22,614,355
                                                                        -------------     -------------

    Other additions                                                                --             4,089
                                                                        -------------     -------------

       Total additions                                                     28,533,064        38,734,390
                                                                        -------------     -------------

    Deductions
    Payment of benefits                                                    13,056,342        19,241,690
    Other deductions                                                           12,324            15,497
                                                                        -------------     -------------
       Total deductions                                                    13,068,666        19,257,187
                                                                        -------------     -------------

    Net increase                                                           15,464,398        19,477,203

    Net assets available for benefits:
       Beginning of period                                                183,864,733       164,387,530
                                                                        -------------     -------------

       End of period                                                    $ 199,329,131     $ 183,864,733
                                                                        =============     =============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Albany International Corp. (the Company) Prosperity Plus Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries who are 21 years of age.

       CONTRIBUTIONS

       Employees may make voluntary contributions to the Plan of 1% to 15% of base compensation, subject to certain limitations, including applicable overtime, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds and a common/collective trust. The Company makes a matching contribution to the Plan in varying percentages up to 5% of the participant's base compensation (which may be in a combination of both shares of Company Class A stock and cash). The minimum funding requirements have been met for the years ended December 31, 2001 and 2000. Beginning at age 50, a participant may convert each year, up to 10% of his or her account, matching contribution, and profit sharing contribution in the Albany International Corp. Stock Fund into one of the other available investment alternatives.

       PROFIT-SHARING CONTRIBUTION

       The Plan provides for a profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan during the final quarter of the year for which the profit-sharing contribution is made, unless the employee has been suspended from participation because of a hardship withdrawal. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. An employee who retires during the year is also eligible to receive a profit sharing contribution on a pro-rata basis. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company contribution for profit-sharing may be made in either cash or common stock following the end of the year.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.     DESCRIPTION OF PLAN, CONTINUED

       VESTING
       Participants are vested immediately in their and the Company's contributions plus actual earnings thereon.

       PENSION PURCHASE
       The Plan allows retiring plan participants to purchase additional pension benefits by transferring existing Plan account balances to the Company's Pension Plus program. The decision to make a pension purchase must be made 60 days prior to retirement. Once the pension purchase option is elected, the election is irrevocable after retirement.

       PAYMENT OF BENEFITS
       Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service's criteria for "financial hardship" are met.

       PLAN TERMINATION
       The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

       ADMINISTRATIVE COSTS
       The Plan stipulates that all costs incurred in administering the Plan shall be borne by the Company or, if the Employee Benefits Committee so determines, by the Plan. The Company paid plan administrative expenses of approximately $46,835 and $53,122 during 2001 and 2000, respectively.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ESTIMATES
       The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       RISKS AND UNCERTAINTIES
       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

       INVESTMENT VALUATION AND INCOME RECOGNITION
       Investments in registered investment companies are valued at the latest quoted sales price on the last business day of the year.

       Investment contract trust and synthetic investment contract are valued at contract value, which approximates fair value, as estimated by the respective investment manager. Such contracts provide for a guaranteed return on the principal invested over a specified time period.

       The common stock of Albany International Corp. is valued at the latest quoted price on the last business day of the year.

       Participant loans are valued at cost which approximates fair value.

       Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

       Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock are reinvested in the Company stock. Interest income is recorded as earned.

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

       PAYMENT OF BENEFITS
       Benefits are recorded when paid.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.     INVESTMENTS

       Plan investments for December 31, 2001 and 2000 are as follows:


       INVESTMENTS AT FAIR VALUE AS DETERMINED                                                         2001
          BY QUOTED MARKET PRICE:                                                                   FAIR VALUE

           Registered investment companies                                                     $     113,628,054
           Albany International Stock Fund                                                            42,252,878
           Common/collective trust                                                                    35,611,125
                                                                                               -----------------
                                                                                                     191,492,057

       INVESTMENTS AT ESTIMATED VALUE:
            Participant loans                                                                          6,931,088
                                                                                               -----------------

            Total investments                                                                  $     198,423,145
                                                                                               ==================

                                                                                                       2000
                                                                                                    FAIR VALUE

       INVESTMENTS AT FAIR VALUE AS DETERMINED
          BY QUOTED MARKET PRICE:

           Registered investment companies                                                     $      115,251,586
           Albany International Stock Fund                                                             24,321,599
                                                                                               ------------------
                                                                                                      139,573,185
                                                                                               ------------------

       INVESTMENTS AT CONTRACT VALUE:
           A synthetic guaranteed investment contract
           with an investment management company,
           with credited interest at 5.34%                                                            16,621,920
           A investment contract trust with Vanguard with
           credited interest at 6.27%                                                                 19,387,189
                                                                                               ------------------
                                                                                                       36,009,109
                                                                                               ------------------
       INVESTMENTS AT ESTIMATED VALUE:
            Participant loans                                                                           7,244,700
                                                                                               ------------------

            Total investments                                                                  $      182,826,994
                                                                                               ==================

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.     INVESTMENTS, CONTINUED

       The following investments represent 5% or more of net assets available for benefits:


                                                                                      2001            2000
           Vanguard 500 Index Fund                                               $ 36,805,730    $ 41,318,955
           Vanguard Prime Money Market                                             16,226,639      17,596,996
           Vanguard Windsor                                                        31,150,360      28,646,878
           Vanguard Wellesley                                                      10,855,128       9,437,849
           AI Stock Fund                                                           42,252,878*     24,321,599*
           Synthetic guaranteed investment contract                                        --      16,621,920
           Vanguard Investment Contract                                                    --      19,387,189
           Vanguard Retirement Savings Trust                                       35,611,125              --

       * Non-participant directed

       During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                                                      2001            2000

           Common stock                                                          $ 15,362,386    $ (3,337,116)
           Mutual fund                                                             (7,356,421)     (5,956,377)
                                                                                 ------------    ------------
                                                                                 $  8,005,965    $ (9,293,493)
                                                                                 ============    ============

       BENEFIT RESPONSIVE CONTRACTS

       The investment contracts provide a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by Plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the on-going plan. The investment contracts expired during 2001. The average yield of these contracts was 5.56% for the year ended December 31, 2000, and the crediting interest rate was 5.336% at December 31, 2000. The interest rates on the investment contracts are reset monthly. At December 31, 2001 and 2000, the estimated fair value of the Plan's investment in benefit responsive contracts, which are determined by the custodian, approximated $0 and $36,009,109, respectively.

4.     NONPARTICIPANT-DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                                          DECEMBER 31,
                                                                                       2001           2000
           Net assets:
             Albany International Class A common stock                           $ 42,252,878    $ 24,321,599
             Employer profit sharing contribution receivable                          844,517         978,677
                                                                                 ------------    ------------

                                                                                 $ 43,097,395    $ 25,300,276
                                                                                 ============    ============

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


4.     NONPARTICIPANT-DIRECTED INVESTMENTS, CONTINUED


                                                                                  YEAR ENDED        YEAR ENDED
                                                                                 DECEMBER 31,      DECEMBER 31,
                                                                                     2001             2000
           Changes in net assets:
             Net appreciation (depreciation) in the fair value of investments    $ 15,362,386    $ (3,337,116)
             Employer matching contribution                                         3,860,215       3,925,844
             Employer profit sharing contribution                                     844,517         978,677
             Payment of benefits                                                   (1,290,287)     (1,929,737)
             Transfers to participant directed investments                           (979,712)       (264,632)
                                                                                 ------------    ------------

                                                                                 $ 17,797,119    $   (626,964)
                                                                                 ============    ============


5.     PARTICIPANT LOANS

       Participants may borrow from their fund accounts a minimum of $1,000 and additional amounts in multiples of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Interest is determined by the Employee Benefits Committee from time to time with the rate remaining constant throughout the life of the loan (rates range between 6.79% and 10.5%). Loans are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for loans for the purchase of a primary residence. Home purchase loan repayments range from 5 to 20 years. Loans are not permitted from the Albany International Stock fund portion of the account.

6.     TAX STATUS

       The Plan is the result of the consolidation of the Albany International Corp. Prosperity Plus 401(k) Plan and the Albany International Corp. Prosperity Plus Employee Stock Ownership Plan, each of which received a favorable determination letter from the Internal Revenue Service dated March 26, 1996. The determination letters were issued under Revenue Procedure 93-39 and approved all changes made to each of these two Plans in accordance with the Tax Reform Act of 1986 and subsequent additional legislation. The Plan administrator and counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, including sections 401 and 501, and is therefore not subject to tax under present income tax laws. Therefore, no provision for income taxes has been included in the financial statements. A request for a letter of favorable determination was submitted to the Internal Revenue Service on March 6, 2002.

ALBANY INTERNATIONAL CORP.
PROSPERITY PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


7.     SUBSEQUENT EVENT

       The Plan was amended to include the Albany International Class A Common Stock fund as an investment option for employee contributions, effective April 1, 2002. It also allows, effective March 15, 2002, employees to convert any portion of the Albany International Class A Common Stock fund previously allocated to their match and profit sharing accounts as of December 31, 2000 into the other available investment fund options. Effective March 15, 2003, employees will be able to convert any of the Albany International Class A Common Stock fund in their match and profit sharing accounts into the other available investment fund options.

                                                           SUPPLEMENTAL SCHEDULE

ALBANY INTERNATIONAL CORP.                                            SCHEDULE I
PROSPERITY PLUS SAVINGS PLAN
SCHEDULE OF ASSETS HELD
AT DECEMBER 31, 2001
--------------------------------------------------------------------------------

EIN 14-0462060
ATTACHMENT TO FORM 5500, SCHEDULE H, LINE 4(I):


IDENTITY OF ISSUE                            INVESTMENT TYPE                 COST            CURRENT VALUE
*   Vanguard 500 Index Fund            Registered Investment Company    $  39,851,490      $   36,805,730
*   Vanguard Explorer Fund             Registered Investment Company          598,631             628,795
*   Vanguard Extend Market
                      Index Fund       Registered Investment Company        6,092,206           4,338,700
*   Vanguard IT Bond Index             Registered Investment Company        1,042,075           1,054,013
*   Vanguard Int'l Growth Fund         Registered Investment Company        5,612,656           4,393,960
*   Vanguard LT Corporate Fund         Registered Investment Company          261,067             246,496
*   Vanguard Prime Money Market        Registered Investment Company       16,226,639          16,226,639
*   Vanguard STAR Fund                 Registered Investment Company        8,681,099           7,928,233
*   Vanguard Wellesley                 Registered Investment Company       11,523,451          10,855,128
*   Vanguard Windsor Fund              Registered Investment Company       33,179,659          31,150,360
*   Vanguard Retirement Savings Trust  Common/collective Trust             35,611,125          35,611,125
*   AI Stock Fund                      Company Stock Fund                  34,353,881          42,252,878
*   Loan Fund                          6.79% - 10.5%                        6,931,088           6,931,088
                                                                        -------------       -------------

    Total assets held                                                   $ 199,965,067       $ 198,423,145
                                                                        =============       =============


*   Party-in-Interest as defined by ERISA